UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 13(e)(1)

of the Securities Exchange Act of 1934

ASSURE HOLDINGS CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

9% CONVERTIBLE DEBENTURES DUE 2023 AND 2024

(Title of Class of Securities)

04625J303 (CUSIP Number of Common Stock Underlying Debentures)

John Farlinger Executive Chairman and Chief Executive Officer 7887 East Belleview Avenue, Suite 240 Denver, Colorado 80111 Telephone: 720-287-3093
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Jason K Brenkert, Esq. Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 Telephone: (303) 352-1133 Fax Number: (303) 629-3450

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) amends the Tender Offer Statement on Schedule TO originally filed by Assure Holdings Corp., a Nevada corporation (the “Company”, “we”, “us” or “our”), on June 21, 2024, as amended on July 3, 2024 (the “First Amended Schedule TO”),  in connection with an offer (the “Convertible Note Exchange Offer”) by Assure to exchange, for each $1,000 claim, consisting of principal amount, and accrued and unpaid interest through, and including, July 19, 2024, of the Company’s 9% Convertible Debentures due 2023 and 2024 (the “Assure Convertible Debentures”), 238.44 shares (4,291.85 shares on a pre-reverse split basis) of the Company’s common stock (the “Common Stock”) equal to the quotient of $1,000 divided by a per share price of $4.194 ($0.233 on a pre-reverse split basis), as adjusted for a 1-for-18 reverse stock split which took effect on July 9, 2024.  Assure is seeking to exchange any and all outstanding Assure Convertible Debentures in the Convertible Note Exchange Offer for the offered shares of Common Stock.

The Convertible Note Exchange Offer commenced on June 21, 2024 and will expire at 11:59 p.m. (Denver time) on July 19, 2024, unless extended by the Company.

This Amendment No. 2 is being filed solely to provide as an exhibit the Letter to Holders from the Company’s Chief Executive Officer, dated July 9, 2024. The letter reminds holders of Assure Convertible Notes to tender into the Convertible Note Exchange Offer, if they determine to do so, and confirms that the Company’s planned 1-for-18 reverse stock split took effect on July 9, 2024 and, as disclosed in the First Amended Schedule TO and the Offer Letter as amended by the Amendment No.1 to Offer Lettter dated July 3, 2024, the consideration being offered in the Convertible Note Exchange Offer has been proportionately adjusted to reflect the effectiveness of the reverse stock split, such that for each $1,000 claim, consisting of principal amount, and accrued and unpaid interest through, and including, July 19, 2024, of the Assure Convertible Debentures, holders that tender into the Convertible Note Exchange Offer will receive 238.44 shares (4,291.85 shares on a pre-reverse split basis) of Common Stock equal to the quotient of $1,000 divided by a per share price of $4.194 ($0.233 on a pre-reverse split basis). The terms of the Convertible Note Exchange Offer have not changed, except to make the adjustment for the reverse stock split, which precise adjustment was previously disclosed in the Offer Letter as amended by Amendment No.1 to the Offer Letter.

This Amendment No. 2 amends and supplements only Items 11 and 12. Except to the extent specifically provided herein, the information contained in the Original Schedule TO, the Offer Letter, filed as Exhibit (a)(1)(i) to the Original Schedule TO, the infomration in Amendment No. 1 to Offer Letter, filed as Exhibit (a)(1)(ii) to the amended Scheudle TO filed on July 3, 2024, and the other exhibits to the Schedule TO, as amended throught the date hereof, remain unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference in response to Items 1 through 13. This Amendment No. 2 should be read with the Original Schedule TO, as amended, the Offer Letter and the Amendment No.1 to Offer Letter.

Item 11. Additional Information

Item 11 of the Amended Schedule TO is hereby amended and supplemented by adding the following:

On July 9, 2024, the Company sent to the holders of the Assure Convertible Debentures a letter from the CEO reminding the holders to tender into the Convertible Note Exchange Offer, if they determine to do so, and nd confirms that the Company’s planned 1-for-18 reverse stock split took effect on July 9, 2024 and, as disclosed in the First Amended Schedule TO and the Offer Letter as amended by the Amendment No.1 to Offer Lettter dated July 3, 2024, the consideration being offered has been proportionately adjusted to reflect the effectiveness of the reverse stock split, such that for each $1,000 claim, consisting of principal amount, and accrued and unpaid interest through, and including, July 19, 2024, of the Assure Convertible Debentures, holders that tender into the Convertible Note Exchange Offer will receive 238.44 shares (4,291.85 shares on a pre-reverse split basis) of Common Stock equal to the quotient of $1,000 divided by a per share price of $4.194 ($0.233 on a pre-reverse split basis).

Item 12. Exhibits.

(a)	(1)	(i)*	Offer Letter dated June 21, 2024
		(ii)*	Amendment No. 1 to Offer Letter dated July 3, 2024
		(iii)*	Amended Letter of Transmittal dated July 3, 2024
		(iv)*	Withdrawal Form
		(v)*	Form of Confirmation email/letter to Holders who Elect to Participate in the Offer
		(vi)*	Form of Cover Letter to Holders
		(vii)	Letter to Holders dated July 9, 2024
(b)	Not applicable
(d)	(1)	(i) Form of Convertible Debenture (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 as filed on December 30, 2020)
(g)	Not applicable
(h)	Not applicable
107	Filing Fees*

* - Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASSURE HOLDINGS CORP.

By:	/s/ John Farlinger
John Farlinger
Chief Executive Officer

Dated: July 9, 2024

INDEX TO EXHIBITS

(a)	(1)	(i)*	Offer Letter dated June 21, 2024
		(ii)*	Amendment No. 1 to Offer Letter dated July 3, 2024
		(iii)*	Amended Letter of Transmittal dated July 3, 2024
		(iv)*	Withdrawal Form
		(v)*	Form of Confirmation email/letter to Holders who Elect to Participate in the Offer
		(vi)*	Form of Cover Letter to Holders
		(vii)	Letter to Holders dated July 9, 2024
(b)	Not applicable
(d)	(1)	(i) Form of Convertible Debenture (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 as filed on December 30, 2020)
(g)	Not applicable
(h)	Not applicable
107	Filing Fees*

* - Previously filed